UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NVE Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

629445206

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 460,458 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 460,458 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,458 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 9.93% as of December 31, 2007 (based on 4,635,183 shares of Common Stock issued and outstanding per NVE Corporation Form 10-Q dated October 17, 2007).

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 629445206

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 460,458 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 460,458 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,458 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 9.93% as of December 31, 2007 (based on 4,635,183 shares of Common Stock issued and outstanding per NVE Corporation Form 10-Q dated October 17, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 460,458 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 460,458 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,458 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 9.93% as of December 31, 2007 (based on 4,635,183 shares of Common Stock issued and outstanding per NVE Corporation Form 10-Q dated October 17, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 460,458 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 460,458 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,458 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 9.93% as of December 31, 2007 (based on 4,635,183 shares of Common Stock issued and outstanding per NVE Corporation Form 10-Q dated October 17, 2007).

12.	Type of Reporting Person (See Instructions) IN/HC

Item 1.
(a)	Name of Issuer NVE Corporation
(b)	Address of Issuer’s Principal Executive Offices 11409 Valley View Road Eden Prairie, Minnesota 55344

Item 2.
(a)	Name of Person Filing Trigran Investments, Inc.
(b)	Address of Principal Business Office or, if none, Residence 630 Dundee Road, Suite 230 Northbrook, IL 60062
(c)	Citizenship Illinois company
Item 2.
(a)	Name of Person Filing Douglas Granat
(b)	Address of Principal Business Office or, if none, Residence 630 Dundee Road, Suite 230 Northbrook, IL 60062
(c)	Citizenship U.S. Citizen
Item 2.
(a)	Name of Person Filing Lawrence A. Oberman
(b)	Address of Principal Business Office or, if none, Residence 630 Dundee Road, Suite 230 Northbrook, IL 60062
(c)	Citizenship U.S. Citizen
Item 2.
(a)	Name of Person Filing Steven G. Simon
(b)	Address of Principal Business Office or, if none, Residence 630 Dundee Road, Suite 230 Northbrook, IL 60062
(c)	Citizenship U.S. Citizen

	(d)	Title of Class of Securities Common Stock, $0.01 Par Value
	(e)	CUSIP Number 629445206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. X

Item 4.	Ownership: (1)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of February, 2007

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman

Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	11